Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-232895

August 24, 2020

PPG INDUSTRIES, INC.

Issuer:	PPG Industries, Inc.

Title of Securities:	3.750% Senior Notes due 2028

Long-Term Debt Ratings*:	Moody’s: A3 (negative outlook) S&P: BBB+ (negative outlook) Fitch: A- (negative outlook)

Format:	SEC-Registered

Principal Amount Offered:	$100,000,000

Original Principal Amount:	There is currently outstanding $700,000,000 in aggregate principal amount of 3.750% Notes due 2028 that were issued on February 27, 2018. After giving effect to this issuance, $800,000,000 in aggregate principal amount of the 3.750% Notes due 2028 will be outstanding. The notes offered hereby will be fungible with the previously issued notes of this series and both the notes offered hereby and such previously issued notes, taken together, will be treated as a single series for all purposes.

Trade Date:	August 24, 2020

Settlement Date (T+2):	August 26, 2020

Maturity Date:	March 15, 2028

Price to Public:	119.819% of the principal amount offered, plus accrued interest of $1,677,083.33 from, and including, March 15, 2020

Coupon:	3.750% per annum

Yield to Maturity:	0.936%

Spread to Benchmark Treasury:	T + 30 bps

Benchmark Treasury:	0.625% UST due August 15, 2030

Benchmark Treasury Price and Yield:	99-28+; 0.636%

Interest Payment Dates:	Semiannually in arrears on each March 15 and September 15, commencing on September 15, 2020

Make-Whole Call:	Prior to December 15, 2027 (the date that is three months prior to maturity), the greater of par or make-whole at Treasury Rate (as defined in the prospectus supplement) plus 15 bps

Par Call:	On or after December 15, 2027

CUSIP/ISIN:	693506BP1 / US693506BP19

Joint Book-Running Managers:	J.P. Morgan Securities LLC BBVA Securities Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This final term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated August 24, 2020 and accompanying base prospectus dated February 24, 2020.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant prospectus in making their investment decisions. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at +1 (212) 834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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